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                                                                    EXHIBIT 99.3

                          COOLBRANDS INTERNATIONAL INC.


     AMENDED PROXY SOLICITED BY MANAGEMENT FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 25, 2005 AND THE CONFIRMATORY MEETING
                  OF SHAREHOLDERS TO BE HELD ON MARCH 11, 2005

         The undersigned shareholder of COOLBRANDS INTERNATIONAL INC. (the "Corporation") hereby appoints Michael Serruya, Co-Chairman of the Corporation, or failing him, Aaron Serruya, a director of the Corporation, or in lieu of the
foregoing                     as nominee of the undersigned to attend, act and
vote for the undersigned at the annual meeting of shareholders of the Corporation to be held on February 25, 2005 and at any adjournments or postponements thereof, as well as (with respect to item (a) only), the confirmatory meeting of shareholders to be held on March 11, 2005 and at any adjournments or postponements thereof (each a "meeting").

         The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

              (a)      VOTED FOR                 [ ]

                       VOTED AGAINST             [ ]
                       in respect of the special resolution attached as Exhibit "A" to the Amendment to Management Information Circular and Notice of Meeting dated February 16, 2005

              (b)      VOTED FOR                 [ ]

                       WITHHELD FROM VOTING      [ ]
                       in respect of the election as directors of those persons listed below; Robert E. Baker, Joseph Binder, Beth L. Bronner, Romeo DeGasperis, Aaron Serruya, Michael Serruya, David M. Smith, Joshua Sosland, David J. Stein

              (c)      VOTED FOR                 [ ]

                       WITHHELD FROM VOTING      [ ]
                       in respect of the appointment of BDO Dunwoody LLP as auditor and authorizing the directors to fix the auditor's remuneration;

              (d) VOTED at the discretion of the proxy nominee on any other matters as may be properly come before the meeting or any adjournments or postponements thereof;

                  If an amendment or variation to matters identified in the notice of meeting are proposed at the meetings or any adjournments or postponements thereof or if any other matters properly come before the meetings or any adjournment or postponements thereof, this proxy confers discretionary authority to vote on such amendments or variations or on such other matters according to the best judgment of the person voting the proxy at the meetings or any adjournments or postponements thereof.

                  This proxy is solicited on behalf of the management of the Corporation. A shareholder has the right to appoint a person to represent him and to attend and act for him on his behalf at the meeting other than the nominees designated above and may exercise such right by inserting the name of his nominee in the space provided above for that purpose.

                  The undersigned hereby revokes any proxy previously given:

                  DATED the ______________ day of __________________ , 2005.


                       ----------------------------------------------
                       Name of Shareholder (Please Print)

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                       Signature of Shareholder





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         NOTES:

1. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called in accordance with the foregoing directions and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the event that no specification has been made with respect to voting or withholding from voting in respect of the election of directors, or the appointment of the auditor and the authorization of the directors to fix the remuneration of the auditor, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matters.

2. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed to the Corporation.

3. Properly executed forms of proxy must be received before 5:00p.m. (Toronto time) on February 24, 2005 by Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1 or by facsimile at 416-361-0470, or by the close of business on the business day preceding the day of the meetings or any adjourned or postponed meetings thereof (excluding Saturdays, Sundays and holidays). Proxies received following the meeting to be held on February 25, 2005, and prior to 5:00 p.m. (Toronto time) on the business day prior to the March 11, 2005 confirmatory meeting will be voted at the confirmatory meeting to be held on March 11, 2005 with respect to item (a) set forth in this form of proxy.